Filed Pursuant To Rule 433

Registration No. 333-180974

July 15, 2013

“Gold Bugs Getting Squished” Transcript

CNBC Squawk Box Interview

7.15.17

Marcus Grubb

“Welcome back to Squawk Box. Gold prices are higher. Joining us to talk about it is Marcus Grubb, a managing direct ore and head of investment research. You say as perhaps it should be expected that everybody needs to have at least part of their portfolio in gold medals. Yes. Why? I was reading Esquire Magazine over the weekend. I am not surprised. There is an article by Steve Ratner, the Q&A, it was asked, should you ever boy gold? He says, you should only buy things you understand. I happen to not understand gold; therefore, I think you shouldn’t own it either. What do you make that? A lot of people say that. I think most of the time they don’t understand how the gold market works. They don’t understand because it’s a blob of gold you don’t know — not at all. The gold market is determined by what happens in the futures market, mainly on Comex, because it’s 80% of open interest globally and what happens in the physical market. Every day these two sets of forces collide. It’s a fantastic hedge to have in your portfolio. Hedge asset just got a lot cheaper. At this point are you hedging Ben Bernanke? What is your hedge right now? There are many reasons gold is a good asset class. It’s a great diversifier. It gives you better risks adjusted returns if you keep some of it in your portfolio, but beyond that… What percentage? We reckon between 2 and 10%. Most currencies, that itself right wage in over 25 years. Do you think that people don’t understand gold because in the United States and Western Europe, they live in societies with rule of law, et cetera? I have this obsession with Cuba, because I just came back, and my mother is from Cuba. They have a saying, ‘You always keep enough gold on hand to bribe the boarder guards’. And everybody laughs, ha, ha ha, because they live in a world where they don’t fear bribing the border guards. But when my Grandma left Cuba, what did she do? She sewed gold coins into her skirt when she left so they’d have assets. In parts of the world that is true, I think. That is an extremist, a geopolitical hedge. It’s portable; you can run with it if you need to. However, these days it’s more about gold’s role as a diversifier. It’s a geopolitical head as a mining stock or the gold coin. You know, that use of gold is a way to preserve wealth if your society is breaking down. I think that’s in an extreme case. Gold goes up five or six fold, trades 1,500 at 1,800 for about three years but people bought gold because they feared the world’s financial system might end and or central banks would inevitably create inflation. Zero for two. Neither of those have come true. Why should gold go lower first? Well, I would say that those investors have now come out of gold. That’s why you’ve seen about 5-600 tons leave gold ETFs globally, about 300 out of GLD. We still have close to 2000 tons of gold residing in Gold ETF’s and I think those are investors who believe in gold as a long term investment and a hedge asset. But none of us have perfect foresight. The last three years inflation hasn’t come through, what about the next three. Where are U.S treasuries headed in the next 2-3 years, what’s the real return on U.S treasuries going to be in the next few years. Probably near zero. Bob, in your portfolio, what would you tell the viewer? My view is you want a little corner of your portfolio. A corner is 2%, 5%, or 10%? Closer to 2% for most people hoping that it doesn’t do well, because if it doesn’t probably everything is doing just fine thank you. And so what do you have? Zero. You have zero. Zero, I still think there are people to come out that bought it for the reasons the world might end and we’re going to have a big inflation.”

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